Exhibit 99.1

Points International to Participate in the Benchmark Company, LLC Media/Entertainment/Internet One-on-One Conference 2014

Toronto, Canada – August 21, 2014 – Points (TSX: PTS; NASDAQ: PCOM), a global leader in loyalty currency management, announced today that members of its management team will be participating in Benchmark Company’s Media/Entertainment/Internet One-on-One Conference 2014 to be held Thursday, September 4, 2014 at the Roosevelt Hotel in New York City. Anthony Lam, the Company’s Chief Financial Officer will be available to meet with investors in a one-on-one setting from 8:00 AM to 2:30 PM Eastern Time.

For more information or to meet with management, please contact Points International's investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Company blog.

Contact:

Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400